UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A of Nano Labs Ltd (the “Company”) amends the Company’s reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2024 (the “Form 6-K”), solely to incorporate by reference the information contained in the Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-273968) filed with the SEC with an effective date of September 1, 2023. The report on the Form 6-K, as amended, shall be a part of the Company’s registration statement on Form F-3 from the date on which the Form 6-K was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

Date: March 27, 2024

	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

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